BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC V2S 6J3

Telephone: (604) 870-9920     Toll Free: 800 828-1488      Fax: (604) 870-9930

Item 2: Date of Material Change

January 31, 2013

Item 3: News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on January 31, 2013 and was disseminated through the wire services of Marketwire.

Item 4: Summary of Material Change

SAMEX Mining Corp is ready to advance exploration efforts at its 100%-owned Los Zorros project in Chile. The Company is hereby outlining parameters for an upcoming drill program at El Gringo, a copper and gold prospect located within the approximately 80 square kilometer land holdings of Los Zorros. Numerous surface mine workings are found throughout this prospect where copper and gold are believed to have been extracted by artisanal workers in the late 1900’s. El Gringo has not been systematically explored or drilled by any prior geological team to date.

SAMEX proposes drilling an initial 5 boreholes (570 meters) to evaluate primarily copper and gold potential throughout El Gringo, as shown on the accompanying graphic plates at www.samex.com.

Item 5: Full Description of Material Change

SAMEX PREPARES DRILLING PROGRAM AT EL GRINGO COPPER AND GOLD PROSPECT - LOS ZORROS, CHILE

SAMEX Mining Corp is ready to advance exploration efforts at its 100%-owned Los Zorros project in Chile. The Company is hereby outlining parameters for an upcoming drill program at El Gringo, a copper and gold prospect located within the approximately 80 square kilometer land holdings of Los Zorros. Numerous surface mine workings are found throughout this prospect where copper and gold are believed to have been extracted by artisanal workers in the late 1900’s. El Gringo has not been systematically explored or drilled by any prior geological team to date.

SAMEX proposes drilling an initial 5 boreholes (570 meters) to evaluate primarily copper and gold potential throughout El Gringo, as shown on the accompanying graphic plates at www.samex.com. The central coordinates of El Gringo are N 6907000 and E 359716, with heights ranging between 900 and 1000 meters above sea level (Figure N° 1).

This drilling campaign will explore this area which is highly structurally controlled, where at least two episodes of alteration and mineralization have been identified. One is defined by manto-type mineralization containing copper and gold, while the other is comprised of feeders associated with copper and gold breccias (Figure N° 2). The entire area is underlain by a thick sequence of volcanoclastics associated with lava flows, limestone, siltstones, quartzite and calcareous rocks. Below this mentioned sequence, dioritic granodiorite intrusives of the Upper Cretaceous age are found. Feeders are abundant in an average direction of 320° azimuth.

This drill program involves a preliminary 5 diamond drill holes with an average depth of 114 meters for a total of 570 meters (Figure N° 3 & Table 1). In the event that meaningful visible mineralization is encountered, drilling will continue to greater depths in order to assist in quantifying tonnage potential.

Bulldozer work is currently in progress to construct access roads and drill pads in preparation for drilling at El Gringo, which is expected to commence shortly. SAMEX anticipates further updates on this program in the near future.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7: Omitted Information

There is no omitted information.

Item 8: Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Sasan Sadeghpour, Director, Chairman and Interim CEO of the Issuer at (713) 956-5200, extension 102, who is knowledgeable about the material change.

Item 9: Date of Report

Dated at Houston, Texas, the 31st day of January, 2013.

“Sasan Sadeghpour”

Sasan Sadeghpour
Director, Chairman
and Interim CEO